EXHIBIT 99.2

Sinovac Biotech Ltd. to Hold Annual Meeting of Stockholders and Business Objectives for 2006

Beijing, Feb. 27, 2006 (Xinhua PR Newswire) -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (AMEX: SVA - News) will hold its annual meeting of stockholders concurrently in Beijing, China and St. John’s, Antigua, at 9:00 a.m. (UTC +8) on March 22, 2006. The meeting will be held at No. 39 Shangdi Xi Road, Haidian District, Beijing, PRC 100085 and, at the corresponding time (9:00 p.m. on March 21, 2006), in Antigua at No. 6 Temple Street, St. John’s, Antigua.

Business Objectives for 2006

Sinovac CEO, Mr. Weidong Yin believes that Sinovac will rise to the challenge in 2006.   Mr. Yin stated, “I want to increase sales revenue by at least 40 to 50% from 2005 figures; begin phase II clinical trials for our pandemic influenza vaccine; increase production capacity for our influenza vaccine; complete pre-clinical trials for our new Japanese encephalitis vaccine; and further develop our corporate governance procedures.”

Mr. Yin went on to say, “I believe Sinovac’s hard work in 2005 may result in significant corporate developments in 2006.”

Sales and Marketing

Sinovac will continue to focus most of its marketing efforts on domestic sales. This strategy takes advantage of a new State Food and Drug Administration (SFDA) initiative to improve the quality control, safety and efficacy of biological products, such as vaccines.  The SFDA initiative titled “Batch Release Guideline for Biological Products”, subjects every batch of domestic and imported products to compulsory testing and review. Only batches that pass the test and review process are approved for sale.

Since Sinovac’s inactivated hepatitis A vaccine (Healive) is safe, effective and stable, Sinovac believes that this regulation is expected to help Sinovac gain market share over competitors which sell live attenuated hepatitis A vaccines.  Furthermore, Sinovac believes enforcement of this regulation will force numerous inferior products out of the market.

Anticipating this result, Sinovac plans to take advantage of this opportunity to increase greatly its domestic market share by penetrating less affluent, densely populated areas. In order to fill the projected hepatitis A vaccine supply shortfall, Sinovac added a vial packaging line of Healive, which are less expensive than the premier pre-filled single dose syringe packaging. As a result, Healive is expected to launch into new market segments with more affordable pricing, while maintaining excellent profit margins.  Sinovac believes Healive will continue to gain market share in high income areas with the pre-filled syringe packaged product.

Sinovac is confident its combined hepatitis A&B vaccine (Bilive) sales will continue to grow, but probably not as rapidly as Healive.  Sinovac also expects sales of its newest vaccine (Anflu) for seasonal influenza should begin this year.

Production

Sinovac has improved the production capacity of Healive by approximately 50%. The addition of a vial packaging line and improved production efficiencies are expected to result in lower unit costs; enable product growth for expected increase in demand; resulting in a larger market share.

In 2006, Sinovac also plans to increase its flu vaccine production capacity so that it can satisfy demand in the event of an influenza pandemic.

R&D

Sinovac will continue Phase I clinical trials of its proprietary pandemic influenza vaccine (Panflu) and anticipates completion in June 2006. As soon as possible afterwards, Sinovac expects to begin Phase II trials. As events progress, Sinovac plans to apply for additional government support for this nationally important project.

Sinovac’s vaccine pipeline continues to grow; with Sinovac working to complete pre-clinical trials of Japanese encephalitis by the end of 2006.  Sinovac’s vaccine is a Vero cell-cultured inactivated type, which is more effective and safe than the other types of Japanese encephalitis vaccine. Currently, supplies of this cell-based vaccine are limited in China.

Corporate Governance

Sinovac plans to select a well-known accounting firm to help improve internal control procedures to become fully compliant with Sarbanes-Oxley Section 404.  The Company will test these internal control procedures to ensure their effectiveness for implementing good corporate governance and internal controls over financial reporting.

About Sinovac

Sinovac Biotech Ltd. is a world leader in the research, development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as pandemic influenza (bird flu) and SARS. The Company's objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

For additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH

COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

SOURCE: Sinovac Biotech Ltd.

CONTACT:
Craig H. Bird
Investor Relations
(215) 782 - 8682
Toll Free: 1-866-360-8682 (North America)
Email: sinovac@verizon.net
Sinovac Investor Relations website:
http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/?yguid=242969163